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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 1999

                                      Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _______________ to _________________

                         Commission File Number 0-25294


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        RIVIANA FOODS INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               RIVIANA FOODS INC.
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019

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

                         RIVIANA FOODS INC. SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes as of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Riviana Foods Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 23, 2000

                         RIVIANA FOODS INC. SAVINGS PLAN

          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                                       1999            1998
                                                   ------------    ------------

ASSETS:

  Investments, at fair value ..................    $ 36,018,709    $ 31,629,994
  Cash, noninterest-bearing ...................             321            --

  Receivables-
    Employer contributions ....................         153,561         165,215
    Employee contributions ....................          61,755          58,074
    Accrued interest ..........................             527            --
                                                   ------------    ------------

                        Total receivables .....         215,843         223,289
                                                   ------------    ------------

                        Total assets ..........      36,234,873      31,853,283

LIABILITIES:
  Accrued expenses ............................            --           (24,214)
                                                   ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS ........    $ 36,234,873    $ 31,829,069
                                                   ============    ============

                 The accompanying notes are an integral part of
                           these financial statements.

                         RIVIANA FOODS INC. SAVINGS PLAN

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31, 1999

EMPLOYER CONTRIBUTIONS .........................................   $    616,277

EMPLOYEE CONTRIBUTIONS .........................................      1,595,829

ROLLOVERS ......................................................        322,483

INTEREST .......................................................        160,578

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:
  Common/collective trust funds ................................      3,695,430
  Common stock .................................................        (34,798)
                                                                   ------------

          Total net appreciation in fair value of investments ..      3,660,632

BENEFIT PAYMENTS AND WITHDRAWALS ...............................     (1,949,815)

ADMINSTRATIVE EXPENSES .........................................           (180)
                                                                   ------------

NET INCREASE IN NET ASSETS .....................................      4,405,804

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year ............................................     31,829,069
                                                                   ------------

  End of year ..................................................   $ 36,234,873
                                                                   ============

                 The accompanying notes are an integral part of
                            this financial statement.

                         RIVIANA FOODS INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1. THE PLAN:
   ---------

The following description of the Riviana Foods Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries. The Plan is administered by an administrative committee (the Administrative Committee) which is appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

TRUSTEE

Merrill Lynch Trust Company, FSB (Merrill Lynch), is the trustee of the
Plan.

ELIGIBILITY

Employees become eligible to participate in the Plan at the beginning of the month following completion of six months of service during which they completed 500 hours or more of service.

CONTRIBUTIONS

The Plan, under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), permits employees to make pretax contributions to the Plan. On a pretax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay. In addition, the employer contributes an amount equal to 55 percent of employee pretax contributions up to 6 percent of their base pay. On an after-tax basis, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay. In addition, the employer contributes an amount equal to 50 percent of employee after-tax contributions up to 6 percent of their base pay. Total employee contributions to both options may not exceed 16 percent of the employee's base pay.

To be eligible for employer matching on pretax contributions, participants must contribute on a pretax basis during the Plan quarter, be employed by the employer at quarter-end and must not have taken a hardship withdrawal during the quarter. To be eligible for employer matching on after-tax contributions, participants must contribute on an after-tax basis during the Plan quarter, be employed by the employer at quarter-end and must not have taken an after-tax savings withdrawal during the quarter. As specified by the Plan, total employer matching, on either pretax or after-tax, cannot exceed the matching on a total of 6 percent of each participant's base pay. Matching contributions on pretax contributions will be matched first. All employer matching contributions are made after the end of each quarter.

INVESTMENT OPTIONS

The Plan provides for contributions to be invested among nine common/collective trust funds and the Company's common stock in accordance with participant investment elections.

LOANS

Participants may obtain loans secured by the pledge of the participant's right, title and interest in the Plan. The interest rate on loans is based on bank prime lending rates at the time of the loan, plus 1 percent. The loans are subject to certain limitations in the Plan's provisions.

METHOD OF ALLOCATION

The net income or loss on each fund is allocated daily to participants in the proportion of their balances to the total fund balance.

BENEFIT PAYMENTS AND WITHDRAWALS

Participants who terminate for any reason other than death, disability or retirement (age 65) are entitled to receive the value in their employer and employee contribution accounts on or before the Plan quarter-end coinciding with or the Plan quarter-end preceding termination of service, plus all employee contributions subsequent to the previous Plan quarter-end. Participants terminating as a result of death, disability or retirement are entitled to receive the entire value of their employer and employee contribution accounts coinciding with or on the next Plan quarter-end following termination of service. A participant may elect to receive benefits in the form of a lump-sum payment or periodic installments where the participant chooses the frequency of payment, not to exceed the life expectancy of the participant and spouse.

VESTING

Participants are fully vested in their contributions and any employer contributions applied to their accounts as well as any earnings thereon.

EXPENSES

Plan expenses are paid either by the Company or by the Plan if not paid by the Company. For the year ended December 31, 1999, the Company paid for substantially all Plan expenses.

2. SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENTS

Investments are reported at fair value. The Company's common stock is valued based upon quoted market prices. The common/collective trust funds are valued by the issuer based upon the market price of the underlying investments. The Merrill Lynch Income Accumulation Fund, which invests primarily in guaranteed investment contracts (GIC's), synthetic GIC's and US government securities, is fully benefit-responsive and had an average yield of 5.94 percent for the year ended December 31, 1999. Participant loans are valued at cost, which approximates fair value.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

NEW ACCOUNTING PRONOUNCEMENTS

During 1999, the Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and units of participation. As such, certain prior year disclosures concerning participant-directed investment programs and units of participation have been omitted from these financial statements.

3. RISK AND UNCERTAINTIES:
   -----------------------

The Plan provides for various investments in the Company's common stock and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. INVESTMENTS:
   ------------

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                       DECEMBER 31
                                                --------------------------
                                                   1999            1998
                                                ----------      ----------
 Asset Allocation Fund                          $8,632,660      $7,664,448
 Merrill Lynch Income Accumulation Fund         10,149,275       9,478,201
 Participant loans                               1,930,089       1,786,125
 S&P 500 Stock Fund                             13,217,995      11,150,376

5. FEDERAL INCOME TAX:
   -------------------

The Plan obtained its latest determination letter on May 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of December 31, 1999 and 1998.

6. PLAN TERMINATION:
   -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

7. RELATED-PARTY TRANSACTIONS:
   ---------------------------

Certain Plan investments are managed by Merrill Lynch or one of its subsidiaries. Merrill Lynch is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                        SCHEDULE

                         RIVIANA FOODS INC. SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999


                                        DESCRIPTION OF                            CURRENT
      IDENTITY OF ISSUE                   INVESTMENT           SHARES     COST     VALUE
---------------------------------  ------------------------    -------    ----  -----------
Merrill Lynch Trust Company, FSB*  Income Accumulation Fund    646,764     (a)  $10,149,275
BZW Barclays Global Investors*     S&P 500 Stock Fund          232,057     (a)   13,217,995
BZW Barclays Global Investors*     Asset Allocation Fund       237,031     (a)    8,632,660
BZW Barclays Global Investors*     Life Path Income Fund           579     (a)        8,852
BZW Barclays Global Investors*     Life Path 2010 Fund          11,892     (a)      225,707
BZW Barclays Global Investors*     Life Path 2020 Fund           6,546     (a)      146,508
BZW Barclays Global Investors*     Life Path 2030 Fund           4,919     (a)      122,928
BZW Barclays Global Investors*     Life Path 2040 Fund           9,242     (a)      263,552
BZW Barclays Global Investors*     Bond Index Fund              65,365     (a)    1,115,788
Riviana Foods Inc.*                Common stock                 24,360     (a)      205,355
The Plan*                          Participant loans,
                                     outstanding
                                     principal of loans
                                     to participants at
                                     various interest
                                     rates from 8.75%
                                     to 9.5%                                      1,930,089
                                                                                -----------

                                       Total assets held
                                        for investment
                                        purposes                                $36,018,709
                                                                                ===========

*Indicates a party in interest.
(a) Cost omitted for participant-directed investments.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                               RIVIANA FOODS INC. SAVINGS PLAN

                                                       (Name of Plan)


Date    JUNE 27, 2000                     By /s/ JACK M. NOLINGBERG
      ------------------                     --------------------------------
                                                 Jack M. Nolingberg
                                                 VICE PRESIDENT

Date    JUNE 27, 2000                     By /s/ E. WAYNE RAY, JR.
      ------------------                     --------------------------------
                                                 E. Wayne Ray, Jr.
                                                 VICE PRESIDENT, CHIEF
                                                 FINANCIAL OFFICER, TREASURER
                                                 AND DIRECTOR

Date    JUNE 27, 2000
      ------------------                       * FRANK A. GODCHAUX III
                                                 CHAIRMAN OF THE BOARD


Date    JUNE 27, 2000                     By /s/ JOSEPH A. HAFNER, JR.
      ------------------                     --------------------------------
                                                 Joseph A. Hafner, Jr.
                                                 CHIEF EXECUTIVE OFFICER,
                                                 PRESIDENT AND DIRECTOR

Date    JUNE 27, 2000                     By /s/ W. DAVID HANKS
      ------------------                     ------------------------------
                                                 W. David Hanks
                                                 EXECUTIVE VICE PRESIDENT
                                                 AND DIRECTOR

Date    JUNE 27, 2000                    *By /s/ ELIZABETH B. WOODARD
      ------------------                     ------------------------------
                                                 Elizabeth B. Woodard
                                                 (AS ATTORNEY-IN-FACT
                                                 FOR THE PERSON INDICATED)